

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 24, 2008

Patrick Day
Chief Executive Officer
Indestructible I, Inc.
50 West Broadway 10th Floor
Salt Lake City, UT 84101

> **Re:** **Indestructible I, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2008**
> **File No. 333-154787**

Dear Mr. Day:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, and therefore may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note for example, that since the inception of your business you have not generated any revenues, you do not appear to have any written agreements to produce or sell your proposed products, and have no concrete plan of how you will do so, you do not appear to have any dedicated full-time or part-time employees other than Mr. Day and Mr. Day, Jr. and you do not have an operational website or other method to reach potential customers. We also note that you have issued penny stock. Please tell us why you do not believe that you are a blank check company. Alternatively,

revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

2. If you believe you are not a blank check company, please revise the entire registration statement so that it conveys an accurate picture of your company at the point of effectiveness. You may discuss your hopes and plans but only in the context of disclosing your actual situation and the real costs and timelines you face in reaching your goals. The remaining comments in this letter are designed to offer some guidance as you begin the task of creating a prospectus which will offer useful information to potential purchasers of your securities.

3. Additionally, please revise the entire registration statement to remove all marketing language or provide us with support for those statements. Some examples include:

   - "[t]he Company believes that there is a large market for aftermarket commercial truck bumpers" on page 1;
   - "[w]e believe that there is a large sector of pick-up truck owners that would like to change the front bumper of their truck to accommodate an 'electric winch' or other custom equipment or to just customize their truck so it has a unique look" on page 8;
   - "[i]n the case of an accident involving a front end collision, a truck with an Indestructible bumper installed will require an impact at a greater speed than a stock truck for airbag deployment, but the airbag will still deploy in severe impacts: on page 8;
   - "Indestructible I intends to standout with bumpers that are recognizably 'Indestructible" on page 9;
   - "[w]e believe that our bumpers will be designed and manufactured superior to what is offered in today's market" on page 9; and
   - "Indestructible I believes that there is more profitability in producing large batches of the same bumpers for only the top selling light trucks" on page 9.

Registration Statement Cover Page

4. Please include the approximate date of commencement of proposed sale to the public on the front cover of the registration statement. Refer to Form S-1.

5. We note you included the undertaking as required by Item 512(a) of Regulation S-K in Part II of the registration statement but did not check the box on the front cover of the registration statement that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415. Please revise the registration statement to resolve this discrepancy.

Prospectus Summary, page 1

6. We note your fourth risk factor on page 3 and note 1 of your financial statements regarding your auditor expressing substantial doubt about your ability to continue as a going concern. Please provide this information in the forefront of the "About Our Company" section.

Prospectus Cover Page, page 2

7. Please move the cover page of the prospectus from page 2 of the prospectus. The cover page of the prospectus should be located after the cover page of the registration statement and before the table of contents. Refer to Item 501 of Regulation S-K.

8. Revise the first all capitals sentence to make "considered" active voice. Who considers it?

Risk Factors, page 3

9. Please create a risk factor to discuss the risk that Mr. Day and Mr. Day, Jr. have no previous experience in managing a public company and discuss the difficulties in having acceptable internal controls surrounding the financial reporting with only two officers/employees/directors. Please include any risks that may be associated with taking the company public, such as increased costs or new regulatory environment that may result from being a public company.

10. Please create a risk factor to discuss that Mr. Day and Mr. Day, Jr. are currently not receiving any compensation and disclose what compensation they ultimately expect to receive.

11. Please create a risk factor to discuss that Mr. Day owns 71.8% of the common stock and the impact his ownership will have on shareholder voting, management and operations.

12. Please create a risk factor to discuss the recent economic conditions and troubles of the automobile industry and what impact these current market conditions may have on your ability to start a business which manufactures and sells light truck bumpers.

13. Please create a separate risk factor discussing possible product and personal injury liability arising from the manufacture and sale of an after market bumper, particularly in light of your claims that the bumper will withstand certain types of collisions and will lessen the need for an air bag.

<u>We Will Require Financing to Achieve Our Current Business Strategy…, page 3</u>

14. Please disclose how much money you need to continue operations over the next twelve months.

<u>Our Future Success is Dependent, in Part, on the Performance…, page 3</u>

15. Please disclose whether Mr. Day and Mr. Day, Jr. plan to devote 100% of their time to your business. If they do not plan to devote 100% of their time to your business, please discuss the consequent risk to the company.

<u>Dilution, page 5</u>

16. Address whether there will be dilution to purchasing shareholders.

<u>Selling Shareholders, page 5</u>

17. Please note that holders are deemed to beneficially own all shares over which they have voting or investment control or for which such a control relationship may exist. As such, a person will be deemed to beneficially own shares held by his or her spouse or certain other related persons. Please revise your table to reflect all shares beneficially owed by each person.

18. We note your disclosure on the top of page 6 that other than list below, no selling shareholders have certain relationships or affiliations. However, we did not see any list. Please confirm whether any of the selling shareholders has any of the relationships or affiliations as contemplated by the three bullet points on the top of page 6.

<u>Plan of Distribution, page 6</u>

19. Please revise the plan of distribution to note that the selling stockholders may be deemed underwriters.

<u>Description of Securities to be Registered, page 7</u>

20. We note your conclusion in the fourth paragraph that all shares of common stock now outstanding are fully paid for and non-assessable. This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it. You also refer to "this private placement." Please revise.

Description of Business, page 8

21. Please substantially revise this entire section so that it describes your current circumstances. To the extent you discuss possible future operations, you should balance your business section disclosure with a realistic discussion of time frames and financing. If you have no current plans to begin developing the phases of your business plan or no available financing, so state.

22. Please discuss your sources and availability of raw materials and the suppliers you plan to use in order to manufacture the light truck bumpers. Do you have any contracts in place with any suppliers? Refer to Item 101(h)(4)(v) of Regulation S-K.

23. We note your disclosure in the third risk factor on page 3 that your product has unique features. What are these unique features? Additionally, please disclose whether you have any patents for these unique features. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Light Truck Bumpers, page 8

24. We note your disclosure that you intend to test each manufactured bumper using rigorous real world testing. Please explain what is meant by "rigorous real world testing" and how you plan to test each manufactured bumper using "rigorous real world testing."

25. Please provide an estimate of the amount spent on research and development activities. Refer to Item 101(h)(4)(x) of Regulation S-K. In providing this estimate, please disclose how much was spent to test your bumpers to support your statements at the bottom of page 8 that they will withstand a front end collision at a greater speed then a stock truck and your statement that your custom truck bumper will cost customers less than a standard replacement bumper.

26. We note the last sentence in this section that each bumper will be designed to support electric winches from Warn and Milemarker. Do you have contracts with these companies to provide you with the electric winches and mounting hardware? If not, disclose this fact.

Manufacturing, page 9

27. We note that you will be utilizing an existing manufacturer initially to manufacture your bumpers and have "sourced out" two different machining companies. Where are these companies located? How many bumpers can be manufactured at these machining companies' facilities? When do you plan to enter into an agreement with either of these companies to start manufacturing these bumpers?

Competition, page 9

28. Please clarify here that you currently have no operations in order to make clear that you are not yet competing with the companies you name or revise to delete the names of other companies.

Advertising and Sales Strategy, page 10

29. Please disclose when you plan to have your website created and operational and how much money it will take to create and operate your website.

Financial Statements

30. Please consider the updating requirements. Also, move your F pages to the back of your prospectus disclosure directly before the signature pages.

Management's Discussion and Analysis, page 12

31. Please provide additional disclosure with regard to your plan of operations first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

32. We did not see any disclosure on the basis for the projections that you make throughout this section made for your cost of production and year one and year two projected revenue and expenditures as well as the number of bumpers you may be able to sell after year four. Please provide a discussion of and support for these projections that are made in this section. Your must have a reasonable basis for all projections. If there is no reasonable support for these projections, delete them.

Results of Operations, page 13

33. We note the disclosure in this section that expenses from inception through June 30, 2008 totaled $1,450 for a net loss of $1,450. Your financial statements for the period ended June 30, 2008 reflect expenses totaling $2,681 for a net loss of $2,681. Please revise to resolve this discrepancy.

Directors, Executive Officers, Promoters and Control Persons, page 14

34. Please revise the description of Mr. Day, Jr.'s business experience to briefly describe his business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Back Cover Page of Prospectus

35. The disclosure in the first sentence of the back cover implies that you may refer investors to information that is not included in the prospectus and may not be provided to all investors. Please delete this disclosure or provide us with an explanation of why you believe the disclosure is consistent with federal securities laws. Material information about the offering should be contained in the registration statement, not given out on a selective basis.

Part II – Information Not Required in the Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-1

36. State how many of the 44 investors were accredited investors.

Item 17. Undertakings, page II-3

37. Please provide the appropriate undertakings as specifically set forth by Item 512(h) of Regulation S-K.

Signatures

38. Please revise the signature page to identify which signatories are your principal executive officer and your principal financial officer. Refer to Instructions for Signatures of Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Patrick Day
Indestructible I, Inc.
November 24, 2008
Page 9

Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3412 with any questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Gary S. Eaton, Esq.
        Anslow & Jaclin, LLP
        Fax: (732) 577-1188